Exhibit 99.122

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

April 1, 2021

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	BITFARMS LTD.

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA09173B1076

	CUSIP:	09173B107

2	Date Fixed for the Meeting:	June 7, 2021

3	Record Date for Notice:	April 28, 2021

4	Record Date for Voting:	April 28, 2021

5	Beneficial Ownership Determination Date:	April 28, 2021

6	Classes or Series of Securities that entitle	COMMON the holder to receive Notice of the Meeting:

7	Classes or Series of Securities that entitle	COMMON the holder to vote at the meeting:

8	Business to be conducted at the meeting:	Annual General and Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	NO

Yours truly,

TSX Trust Company

“Kieran Webb”

Relationship Manager

kieran.webb@tmx.com

VANCOUVER 650 West Georgia Street, Suite 2700 Vancouver, BC V6B 4N9 T 604 689-3334	CALGARY 300-5th Avenue SW, 10th floor Calgary, AB T2P 3C4 T 403 218-2800	TORONTO 301 - 100 Adelaide Street West Toronto ON M5H 4H1 Toll Free 1-866-600-5869 T 416 361-0930	MONTRÉAL 1800 - 1190, avenue des Canadiens-de-Montréal, C. P. 37 Montréal (Québec) H3B 0G7 T 514 395-5964